UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2016

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	001-35349

Phillips 66 Savings Plan
(Full title of the Plan)

Phillips 66
(Name of issuer of securities)

2331 CityWest Blvd.
Houston, Texas	77042
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the Phillips 66 Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Phillips 66 Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Phillips 66
Savings Plan

/s/ Alex J. Shabet
Alex J. Shabet
Plan Benefits Administrator

June 21, 2017

Report of Independent Registered Public Accounting Firm

The Phillips 66 Benefits Committee
Phillips 66 Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Phillips 66 Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Phillips 66 Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Phillips 66 Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Tulsa, Oklahoma
June 21, 2017

Statements of Net Assets Available for Benefits	Phillips 66 Savings Plan

	Thousands of Dollars
At December 31	2016	2015
Assets
Investments at fair value	$4,101,664	3,779,464
Investments at contract value	440,858	447,416
Notes receivable from participants	80,866	79,869
Participant deposits receivable	2	1
Company contributions receivable	14,350	34,269
Other receivable	175	1,090
Net Assets Available For Benefits	$4,637,915	4,342,109
See Notes to Financial Statements.

Statement of Changes in Net Assets Available for Benefits	Phillips 66 Savings Plan

Thousands of Dollars
Year Ended December 31, 2016
Additions
Company contributions	$97,187
Participant deposits	162,130
Rollovers	59,279
Total Contributions	318,596

Investment income
Dividends and interest	99,347
Net appreciation in fair value of investments	240,534
Total Investment Income	339,881

Interest income on notes receivable from participants	3,255
Other additions	55
Total Additions	661,787

Deductions
Benefit payments	364,729
Administrative expenses	1,252
Total Deductions	365,981

Net Increase	295,806

Net Assets Available for Benefits
Beginning of Year	4,342,109
End of Year	$4,637,915
See Notes to Financial Statements.

Notes to Financial Statements	Phillips 66 Savings Plan

Note 1—Plan Description

The following description of the Phillips 66 Savings Plan (Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution, 401(k) profit sharing plan sponsored by Phillips 66 Company (the Company), a wholly owned subsidiary of Phillips 66.

The Plan consists of two components: Thrift Feature (Thrift) and Success Share. The Vanguard Group, Inc. serves as record-keeper. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility
Generally, active employees of the Company and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan.

Thrift Feature
Participants may contribute between 1% and 75% of pay, as defined in the Plan document (Pay), on a Roth 401(k) basis, a before-tax basis, an after-tax basis, or in any combination thereof. Participants are eligible to make catch-up contributions to the Plan beginning in the year they attain age 50. The Company matches one dollar for each dollar contributed by an active participant up to 5% of Pay. In 2016, the Company made matching contributions to the Thrift of $69,331,173.

The Plan has an automatic enrollment feature for new employees with the initial contribution rate set at 3% of Pay, contributed on a before-tax basis. Participants can change these options and can also elect not to contribute to the Plan. To encourage participants to take advantage of the Company's matching contribution, if participants are contributing less than 5% of pay, their before-tax contribution percentage will be automatically increased 1% each January, until they are contributing 5% in total to the Plan. Participants may opt out of this auto-increase feature, if they do not want to have their contribution rate increased.

Thrift assets are invested in a variety of investment funds; however, the Phillips 66 Leveraged Stock Fund, ConocoPhillips Stock Fund, ConocoPhillips Leveraged Stock Fund, DuPont Stock Fund and Chemours Stock Fund are closed to new investments. The ConocoPhillips Stock Fund, ConocoPhillips Leveraged Stock Fund and the DuPont Stock Fund were transferred into the Plan from the Company’s predecessor at the Plan’s inception on May 1, 2012. Investments in the Plan are participant-directed.

Success Share
Success Share provides a discretionary Company contribution. A participant who contributes to Thrift may be eligible to receive a Success Share contribution of between 0% and 6% (with a 2% target) of Pay, based on the employee’s Pay for pay periods in which the employee contributes to Thrift during the six-month period to which the Success Share contribution relates. Success Share contributions are made on a semiannual basis and are invested in accordance with the employee’s Thrift investment elections. Investments in Success Share are participant-directed. In 2016, the Company contributed $27,856,310 for Success Share.

Participant Accounts
Each participant’s account is credited with his or her contributions, Company contributions and allocations of plan earnings, and is charged with an allocation of investment administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses for their respective elected investment options. Administrative expenses are $38 per member per year (paid quarterly), fixed-fee arrangements and separated from the fund investment fees to provide greater cost transparency. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.

Plan Investment Advice Options
The Plan offers investment advice options to Plan participants, including no charge and fee-based advice and professionally managed account options. Participants are responsible for any fees incurred when selecting any of these options. These advice options are offered through Vanguard and Financial Engines.

Vesting
Participants are immediately vested in all amounts credited to their accounts in all funds.

Voting Rights
As a beneficial owner of Phillips 66 stock (Company Stock), Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. Company Stock means the stock held in the Phillips 66 Stock Fund and the Phillips 66 Leveraged Stock Fund accounts. Company Stock does not refer to shares of ConocoPhillips Stock Fund, ConocoPhillips Leveraged Stock Fund, DuPont Stock Fund, or Chemours Stock Fund held by the Plan.

Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for Company Stock
Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59½, death, disability, or termination of employment. Partial distributions, before the occurrence of a specified event, are permitted in cases of specified financial hardship.

Generally, distributions from participant accounts invested in Company Stock, ConocoPhillips Stock Fund, DuPont Stock Fund and Chemours Stock Fund can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available. A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Dividend Pass Through
A participant can make an election to receive cash dividends from the Phillips 66 Stock Fund and the Phillips 66 Leveraged Stock Fund on the portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

Participant Loans
Participants can request a loan from their account in the Plan if their balance is at least $2,000. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. Loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Principal and interest is paid ratably through payroll deductions. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Trust Agreements
There are two trust agreements in place. The first is with Vanguard and it provides for the administration of certain assets in the Plan.

The other trust agreement is for the Stable Value Fund (SVF) and is managed under the Stable Value Fund Trust Agreement. The assets in this fund include stable value investment contracts and a short-term investment fund (STIF). The trustee is State Street Bank and Trust Company. Underlying the stable value investment contracts are units of common collective trust (CCT) funds and pooled separate account (PSA) funds.

Administration
The Plan is administered by the Investment Committee and Benefits Committee (Committees), a Plan Financial Administrator, and a Plan Benefits Administrator, collectively referred to as the Plan Administrators. Members of the Committees are appointed by the Board of Directors of the Company or its delegate. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Assistant Treasurer, Corporate Finance; and Manager, Total Rewards. Members of the Committees and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2—Significant Accounting Policies

Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrators deem the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Note 3—Investments

Investments held by the Plan are stated at fair value, except for fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and a STIF. The investment contracts are backed by units of CCTs and PSAs. The STIF is valued at amortized cost, which approximates fair value. Separately Managed Accounts (SMA) are valued using the quoted market prices of the account's holding. See Note 4—Fair Value Measurements and Note 5—Investment Strategy for more detail on the investments held by the Plan.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

During 2016, the Plan had the following investment changes:

•	PIMCO Total Return Mutual Fund Institutional Class was replaced by Goldman Sachs Core Plus Fixed Income Collective Trust.

•	Vanguard Prime Money Market Fund was replaced by Vanguard Federal Money Market Fund.

•	Delaware SMID Cap Growth Mutual Fund was replaced by Jackson Square SMID-Cap Growth, Separately Managed Account.

•	Chemours Stock fund was removed from the Plan investment options.

•	Several mutual funds have been upgraded from institutional share class to institutional plus share class to further lower investment expenses.

Note 4—Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices from an active market for identical assets or liabilities.

Level 2:	Adjusted quoted prices from an active market for similar assets or liabilities; or valuation inputs that are directly or indirectly observable.

Level 3:	Unobservable inputs that are significant to the fair value of assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value:

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,464,567	—	—	1,464,567
Common Stock	1,858,401	—	—	1,858,401
Separately Managed Accounts - Common Stock	51,348	—	—	51,348
Short Term Investment Fund	22,727	—	—	22,727
Total	3,397,043	—	—	3,397,043
Goldman Sachs Core Plus Fixed Income CCT measured at net asset value (NAV)				5,499
Target Retirement Date Trusts measured at NAV				699,122
Total Investments at Fair Value				$4,101,664

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,415,948	—	—	1,415,948
Common Stock	1,776,850	—	—	1,776,850
Short Term Investment Fund	24,947	—	—	24,947
Total	3,217,745	—	—	3,217,745
Target Retirement Date Trusts measured at NAV				561,719
Total Investments at Fair Value				$3,779,464

Note 5—Investment Strategy

Stable Value Fund
The Plan's investment in the SVF is a separately managed portfolio exclusively available to the Plan participants. The SVF consists of synthetic investment contracts (SYNs) and a STIF. The STIF seeks to provide safety of principal and daily liquidity by investing in high quality money market instruments that include but are not limited to certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. The STIF is valued at amortized cost, which approximates fair value. In a SYN contract structure, the underlying investments are owned by the SVF and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Trust consist of CCTs, PSAs, and short-term investments. The SVF Trust purchases multiple wrapper contracts from insurance companies and/or banks to support the book value accounting (principal plus accrued income) to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rates. The issuers of the wrapper contracts provide assurances that the adjustments to the interest crediting rates do not result in future interest crediting rates that are less than zero. There are no reserves against contract value for credit risk of the contract issuers or the underlying fixed income investments. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts. The total contract value of the SYNs as of December 31, 2016 and 2015, was $441 million and $447 million, respectively.
In certain circumstances, the amount withdrawn from investment contracts may be payable at fair value rather than contract value. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the Plan Administrators to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.

Target Retirement Date Trusts
This category includes collective investment trusts in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. The year in the trust name refers to the approximate year (the target date) when an investor in the trust would retire and leave the workforce. Each trust will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date through asset allocation. There are currently no redemption restrictions on these investments. The fair value of each trust reflects the proportionate interest in the net assets of the underlying investments.

Separately Managed Account
The Jackson Square SMID-Cap Growth Separately Managed Account represents the Plan's investment in this investment type. SMA’s are participant designated investment option, which has asset allocations primarily in common stock. Jackson Square Partners, LLC serves as investment manager of the SMA.

Note 6—Tax Status

The Plan Administrators received a determination letter from the Internal Revenue Service (IRS) dated April 28, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrators have analyzed the tax positions taken by the Plan, and have concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7—Related-Party and Party in Interest Transactions

A large portion of the Plan’s assets are invested in Company Stock. Because Phillips 66 is the ultimate parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions qualify as party in interest transactions. State Street serves as the Plan’s Stable Value Fund trustee. Jackson Square Partners, LLC serves as the investment manager for the Jackson Square SMID Cap Growth SMA. Both State Street and Jackson Square have a fiduciary responsibility to the Plan. All of these types of transactions were exempt from the prohibited transaction rules.

Note 8—Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination.

Note 9—Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2016 and 2015, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2016	2015

Net assets available for benefits as reported in the financial statements	$4,637,915	4,342,109
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,260	3,694
Deemed distributions of participant loans	(1,263)	(1,335)
Net assets available for benefits as reported in the Form 5500	$4,639,912	4,344,468

The following is a reconciliation of net decrease for the year ended December 31, 2016, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

Thousands of Dollars
2016

Net increase as reported in the financial statements	$295,806
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2016	3,260
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2015	(3,694)
Deemed distributions of participant loans at the beginning of the year	1,335
Deemed distributions of participant loans at end of the year	(1,263)
Net income as reported in the Form 5500	$295,444

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2016
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Value
* Phillips 66	Stock Fund	$ **	$1,216,564
* Phillips 66	Leveraged Stock Fund	**	131,811
ConocoPhillips	Stock Fund	**	365,085
ConocoPhillips	Leveraged Stock Fund	**	139,228
DuPont	Stock Fund	**	5,713
IGT Invesco Short-Term Bond Fund	Short-Term Bond	**	172,826
IGT BlackRock Intermediate Gov/ Credit	Multi-Mgr. Intermediate Government	**	28,999
IGT Invesco Intermediate Gov/Credit Fund	Multi-Mgr. Intermediate Government	**	49,538
IGT PIMCO Intermediate Gov/Credit Fund	Multi-Mgr. Intermediate Government	**	36,549
IGT Jennison Intermediate Gov/Credit Fund	Multi-Mgr. Intermediate Government	**	13,645
IGT Jennison 1-5 Year Government Credit Fund	Multi-Mgr. Intermediate Government	**	33,958
IGT BlackRock Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	8,314
IGT Goldman Sachs Core	Multi-Mgr. Core Fixed Income Fund	**	8,311
IGT Invesco Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	11,645
IGT PIMCO Core Fixed Income Fund	Multi-Mgr. Core Fixed Income Fund	**	11,679
IGT MassMutual SA Core Babson	MassMutual	**	30,746
IGT MassMutual SA Intermediate Gov/Credit Babson Fund	MassMutual	**	30,970
MassMutual SA SB34 1-5 Gov/Credit	MassMutual	**	6,938
Monumental Individual Asset Wraps	Insurance Wrapper	**	(3,260)
* State Street	Short-Term Investment Fund	**	22,727
DFA Investment	DFA Emerging Markets Core Equity, Inst	**	7,266
Goldman Sachs Core	Goldman Sachs Core Plus Fixed Income Collective Trust	**	5,499
Natixis Funds	Natixis Vaughan Nelson Value Opp Fund; class N	**	5,269

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2016
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Value
* The Vanguard Group	Vanguard Extended Market Index Fund Inst Plus	$ **	$207,777
	Vanguard Infla-Protected Sec Inst	**	36,853
	Vanguard Inst Index Fund Inst Plus	**	284,567
	Vanguard International Growth Fund Admiral	**	44,635
	Vanguard International Value Fund	**	33,313
	Vanguard PRIMECAP Fund Admiral	**	256,694
	Vanguard Federal Money Market Fund	**	108,085
	Vanguard Target Retirement 2010 Trust	**	12,040
	Vanguard Target Retirement 2015 Trust	**	56,100
	Vanguard Target Retirement 2020 Trust	**	141,687
	Vanguard Target Retirement 2025 Trust	**	149,610
	Vanguard Target Retirement 2030 Trust	**	77,622
	Vanguard Target Retirement 2035 Trust	**	63,878
	Vanguard Target Retirement 2040 Trust	**	51,663
	Vanguard Target Retirement 2045 Trust	**	52,862
	Vanguard Target Retirement 2050 Trust	**	44,966
	Vanguard Target Retirement 2055 Trust	**	29,199
	Vanguard Target Retirement 2060 Trust	**	4,886
	Vanguard Target Retirement Income Trust	**	14,609
	Vanguard Total Bond Market Index Fund Inst Plus	**	185,901
	Vanguard Total International Stock Index Fund Inst Plus	**	104,412
	Vanguard Total Stock Market Index Fund Inst	**	111,211
	Vanguard Windsor II Fund Admiral	**	78,584
* Jackson Square	Abiomed Inc Common Stk	**	1,663
	Affiliated Managers Group Inc Common Stk	**	1,455
	Arista Networks Inc Common Stk	**	796
	Athenahealth Inc Common Stk	**	825
	Bio-Techne Corp Common Stk	**	2,395
	Blackbaud Inc Common Stk	**	2,497
	Core Laboratories Common Stk	**	1,498
	Dineequity Inc Common Stk	**	2,020

Schedule H, Line 4i	Phillips 66 Savings Plan
Schedule of Assets (Held at End of Year)	EIN 37-1652702, Plan 002

At December 31, 2016
		Thousands of Dollars
(a) (b)	(c)	(d)	(e)
Identity of issue borrower, lessor Current or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Value
	Dunkin Brands Group Inc Common Stk	$ **	$2,298
	Ellie Mae Inc Common Stk	**	573
	Equity Commonwealth Common Stk	**	2,939
	Expeditors Intl Wash Inc Common Stk	**	1,386
	Graco Inc Common Stk	**	2,084
	J2 Global Inc Common Stk	**	2,687
	Lendingclub Corp Common Stk	**	801
	Lendingtree Inc Common Stk	**	1,322
	Liberty Tripadvisor Hldgs Inc Common Stk	**	1,822
	Logitech International Sa Common Stk	**	2,331
	MSCI Inc Common Stk	**	1,536
	Nic Inc Common Stk	**	821
	Outfront Media Inc Common Stk	**	1,989
	Pandora Media Inc Common Stk	**	1,693
	Paycom Software Inc Common Stk	**	1,100
	Quotient Technology Inc Common Stk	**	522
	Sally Beauty Hldgs Inc Common Stk	**	2,754
	Shutterstock Inc Common Stk	**	988
	Verifone Systems Inc Common Stk	**	1,388
	Wisdomtree Investment Inc Common Stk	**	848
	Yelp Inc Common Stk	**	1,268
	Zebra Technologies Corp Common Stk	**	2,462
	Cash and Cash Equivalents	**	2,587
* Participants	Loans to Plan Participants, Interest rates ranging from 2.91% to 9.50%	**	80,866
			$4,623,388
* Party-in-interest
** Historical cost information is not required for participant-directed investments.

Exhibit Index	Phillips 66 Savings Plan
EIN 37-1652702, Plan 002

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm